# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Harding Loevner International Developed Markets Select Equity ETF, CIK 0001018170
CUSIP: 412295636
Title of class of securities: Exchange Traded Fund
Address of issuer's principal executive offices: 400 Crossing Blvd, 4th Floor, Bridgewater, New Jersey (NJ), 08807
Date of event which requires filing of this statement: 07/20/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001329883

## Reporting persons
- Sterling Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: North Carolina (NC); sole voting power 766,956; shared voting power 0; sole dispositive power 766,956; shared dispositive power 0; aggregate amount beneficially owned 766,956 (13.5121098% of the class)
  Comment: This Schedule 13G is being filed to report the beneficial ownership of the Reporting Person following the corporate reorganization and tax-free conversion of the Harding Loevner International Developed Markets Equity Portfolio (the "Predecessor Mutual Fund") into the Harding Loevner International Developed Markets Select Equity ETF (the "Issuer"), which was finalized on July 20, 2026. Prior to the conversion, the Reporting Person held shares of the Predecessor Mutual Fund. Upon the closing of the reorganization, all such mutual fund shares were automatically converted into Shares of the Issuer's exchange-traded fund on a one-for-one basis. The Reporting Person did not acquire any Shares of the Issuer via open-market purchases, and the threshold was exceeded solely as a result of this fund-level structural conversion.

## Item 1. Issuer
Name of issuer: Harding Loevner International Developed Markets Select Equity ETF
Address of issuer's principal executive offices: 400 Crossing Blvd 4th Floor Bridgewater, NJ 08807

## Item 2. Person Filing
Name of person filing: Sterling Capital Management LLC
Address of principal business office or, if none, residence: 4350 Congress St. Suite 1000 Charlotte, NC 28209
Citizenship: North Carolina

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 766,956
Percent of class: 13.51%
Sole power to vote or to direct the vote: 766,956
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 766, 956
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Sterling Capital Management LLC: /s/ Charles A. Durham, Charles A. Durham, Chief Compliance & Risk Officer (08/07/2026)